FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 17, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: May 20, 2013

Exhibit 99.1

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Financial and Operating Results for the First Quarter 2013

BEIJING, China, May 17, 2013 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the first quarter ended March 31, 2013.

First quarter 2013 results

•	Net revenues increased 11.0% to $95.9 million in the first quarter 2013 from $86.3 million in the first quarter 2012.

•	Gross profit increased 11.1% to $30.9 million in the first quarter 2013 from $27.8 million in the first quarter 2012.

•	Net income decreased 9.9% to $3.0 million in the first quarter 2013 from $3.3 million in the first quarter 2012.

•	Non-GAAP net income (note 1) decreased 23.8% to $5.6 million in the first quarter 2013 from $7.3 million in the first quarter 2012.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.05 in the first quarter 2013 compared with $0.06 in the first quarter 2012. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.10 in the first quarter 2013 compared with $0.12 in the first quarter 2012.

•	Total number of employees increased 15.3% to 14,599 as of March 31, 2013 from 12,661 as of March 31, 2012.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “We are pleased with the financial results we achieved during the first quarter of 2013. Net revenues for the quarter were $96 million, up 11% from the same quarter last year. Both revenues and net income were in line with our expectation.

“During the next three quarters of 2013, we will continue to expand our business drivers, work aggressively to increase margins and cash flow, and invest in emerging technologies, like mobile, big data, and cloud computing, to help clients accelerate their business transformations.

“Although the market continues to be challenging, our strategy remains focused on opportunities that should create long-term growth and value. We expect to create satisfied clients, higher employee performance, and greater value for shareholders in 2013 and in the years ahead.”

Results of operations for the first quarter 2013

Net revenues

Net revenues increased $9.5 million or 11.0% to $95.9 million in the first quarter 2013 from $86.3 million in the first quarter 2012, mainly due to strong demand for IT services from clients in Greater China, partially offset by lower demand from some global clients, primarily in Japan and the United States.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including (a) IT services, which primarily includes application development and maintenance (“ADM”), as well as R&D services and infrastructure and software services, (b) Consulting & Solutions, and (c) Business Process Outsourcing (“BPO”), services. The following table shows our net revenues by service line.

US$ in thousands, except %	2012Q1%		2013Q1%
IT services
ADM	29,150	33.8%	32,495	33.9%
R&D	26,945	31.2%	23,408	24.4%
Infrastructure and software	1,758	2.0%	1,607	1.7%

IT services, total	57,853	67.0%	57,510	60.0%
Consulting & Solutions	25,575	29.6%	33,634	35.1%
BPO services	2,921	3.4%	4,726	4.9%

Total net revenues	86,349	100.0%	95,870	100.0%

Net revenues from IT services decreased $0.3 million or 0.6% to $57.5 million in the first quarter 2013 from $57.9 million in the first quarter 2012. Net revenues from Consulting & Solutions increased $8.1 million or 31.5% to $33.6 million in the first quarter 2013 from $25.6 million in the first quarter 2012, mainly due to wining of a new public sector consulting & solutions project. We expect that these types of consulting & solutions businesses will continue to be one of our growth drivers in the future. Net revenues from BPO services increased 61.8% to $4.7 million in the first quarter 2013 from $2.9 million in the first quarter 2012 mainly due to three new project wins.

Net revenues by geographic markets

We classify our net revenues by the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong, and Macau) and Global (which includes the United States, Europe, Japan, and others), based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2012Q1%		2013Q1%
Greater China	51,439	59.6%	65,754	68.6%
Global:
United States	22,225	25.7%	19,291	20.1%
Europe	5,779	6.7%	5,231	5.5%
Japan	6,280	7.3%	4,786	5.0%
Others	626	0.7%	808	0.8%

Global total	34,910	40.4%	30,116	31.4%

Total net revenues	86,349	100.0%	95,870	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Reflecting our growth in the Chinese market and the country’s relative economic strength, in the first quarter 2013, net revenues in Greater China continued to grow more than the net revenues in the Global market, especially with Japan and United States experiencing weaker macro-economic conditions than in Greater China. Our net revenues from Greater China clients increased $14.3 million or 27.8% to $65.8 million in the first quarter 2013 from $51.4 million in the first quarter 2012. Net revenues from U.S. clients decreased $2.9 million or 13.2% to $19.3 million in the first quarter 2013 from $22.2 million in the first quarter 2012 mainly due to reduced demand from one major client in the U.S. market. Net revenues from European clients decreased 9.5% to $5.2 million in the first quarter 2013 from $5.8 million in the first quarter 2012. Net revenues from Japanese clients decreased $1.5 million or 23.8% from the prior first quarter due to lower demand from Japanese clients.

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance (“BFSI”); and energy, transportation, and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2012Q1%		2013Q1%
Technology	24,896	28.8%	23,385	24.4%
Communications	32,938	38.2%	33,803	35.3%
BFSI	15,785	18.3%	18,732	19.5%
Energy, transportation, and public	7,773	9.0%	14,162	14.8%
Others	4,957	5.7%	5,788	6.0%

Total net revenues	86,349	100.0%	95,870	100.0%

Net revenues from technology clients decreased $1.5 million or 6.1% to $23.4 million in the first quarter 2013 from $24.9 million in the first quarter 2012 due to reduced demand from one major technology client in China. Net revenues from communications clients increased $0.9 million or 2.6% to $33.8 million in the first quarter 2013 from $32.9 million in the first quarter 2012. Net revenues from BFSI clients increased $2.9 million or 18.7% to $18.7 million in the first quarter 2013 from $15.8 million in the first quarter 2012 attributable largely to business intelligence projects and IT services projects for a domestic bank and an insurance company. Net revenues from energy, transportation, and public sector clients increased $6.4 million or 82.2% to $14.2 million in the first quarter 2013 from $7.8 million in the first quarter 2012 due to wining of a new public sector consulting & solutions project. Net revenues from all other industries increased $0.8 million to $5.8 million in the first quarter 2013 from $5.0 million in the first quarter 2012, mainly resulting from three new project wins from a global human resources solution company, a global BPO company, and a Chinese publishing company.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

In January 2013, our 75% owned subsidiary, iSoftStone Technology Service Co., Ltd. (“ISST”) started operations. We expect the substantial majority of our technology and communications business will be conducted through ISST. In addition to our client and partner Huawei, clients that are expected to be served by ISST include telecommunications carriers, telecommunications equipment manufacturers, e-commerce and internet companies, and makers of computer software, semiconductors, and computer peripherals, primarily located in China. During the first quarter 2013, which was the first quarter that ISST was operational, ISST had net revenues of $38 million.

Net revenues by largest five clients

Net revenues from our largest five clients totaled $48.9 million or 51.0% of total net revenues in the first quarter 2013 compared with $41.4 million or 47.9% in the first quarter 2012.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2012Q1%		2013Q1%
Time-and-expense basis	29,389	34.0%	36,237	37.8%
Fixed-price basis	56,325	65.3%	58,832	61.4%
Volume basis (BPO)	635	0.7%	801	0.8%

Total net revenues	86,349	100.0%	95,870	100.0%

Net revenues from time-and-expenses basis projects increased $6.8 million or 23.3% to $36.2 million in the first quarter 2013 from $29.4 million in the first quarter 2012. Net revenues from fixed-price basis projects increased $2.5 million or 4.5% to $58.8 million in the first quarter 2013 from $56.3 million in the first quarter 2012.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $6.4 million or 11.0% to $65.0 million in the first quarter 2013 from $58.6 million in the first quarter 2012 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $3.1 million or 11.1% to $30.9 million in the first quarter 2013 from $27.8 million in the first quarter 2012. Gross profit margin was 32.2% both in the first quarter 2013 and 2012.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Operating expenses

Operating expenses increased by $3.0 million or 12.7% to $26.4 million in the first quarter 2013 from $23.4 million in the first quarter 2012 primarily due to higher salary and compensation expenses in connection with expansion in the number of employees to support the business growth and annual salary increases for operations personnel.

Income from operations

Income from operations increased $0.3 million or 8.1% to $4.4 million in the first quarter 2013 from $4.1 million in the first quarter 2012.

Non-GAAP income from operations (Note 1) decreased $1.1 million or 13.4% to $7.0 million in the first quarter 2013 from $8.1 million in the first quarter 2012 due to higher operating expenses explained above.

Interest expense

Interest expense was $1.2 million in the first quarter 2013 compared with $0.3 million in the first quarter 2012. Interest expense in the first quarter 2013 and 2012 was incurred on short-term bank borrowings and the increase was due to more short-term bank loans borrowed to fund our working capital needs.

Income taxes

Income tax expense was $0.3 million in the first quarter 2013 compared with $0.7 million in the first quarter 2012. We currently estimate that the effective tax rate should be approximately 15% for the year 2013.

Net income

Net income decreased $0.3 million or 9.9% to $3.0 million in the first quarter 2013 from $3.3 million in the first quarter 2012 due to the factors explained above.

Non-GAAP net income (Note 1) decreased $1.7 million or 23.8% to $5.6 million in the first quarter 2013 from $7.3 million in the first quarter 2012.

Earnings per ADS

Basic earnings per ADS were $0.05 in the first quarter 2013 and $0.06 in the first quarter 2012.

Diluted earnings per ADS were $0.05 in the first quarter 2013 and $0.06 in the first quarter 2012.

Non-GAAP diluted earnings per ADS (note 1) were $0.10 in the first quarter 2013 and $0.12 in the first quarter 2012.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Cash and Cash Flow

As of March 31, 2013, we had a cash balance of $99.9 million. Our net cash used in operating activities in the first quarter 2013 was $17.3 million. Our net cash used in investing activities in the first quarter 2013 was $7.3 million, including capital expenditures of $7.0 million. Within the capital expenditures, $1.7 million related to the leasehold improvement of the newly leased office facility in Beijing. In the first quarter 2013, we borrowed $6.4 million of short-term bank loans to fund our growth and repaid $1.6 million of matured short-term bank loans.

Days sales outstanding, or DSO, was 188 days for the first quarter 2013 and 158 days for the first quarter 2012. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period. The longer DSO in the first quarter 2013 was mainly due to faster revenue growth from domestic China clients, especially the clients in BFSI and public sectors, who tend to have longer payment cycles.

Recent Development

On May 1, 2013, we entered into a sales and purchase agreement to acquire 100% of the equity ownership of Beijing Ruantong Xutian Technology Development Company Limited, the limited purpose company formed solely to own and lease the facility that we are currently leasing to be used as our headquarters under a 10-year lease agreement entered into in August 2012. The agreed purchase price is RMB540 million (about $86.6 million), and the acquisition is expected to be completed in June 2013. The sale and purchase agreement is subject to customary conditions for transactions in China, including obtaining required government consents and tax clearances.

In determining the purchase option and the price of the 100% equity ownership, our management and Board of Directors considered, among other factors, the facility’s value based on an independent appraisal by Jones Lang LaSalle Corporate Appraisal and Advisory Limited that indicated the purchase price was lower than the appraised value. We also considered the benefits of ownership including better economics favoring owning versus leasing due to substantially lower immediate and long-term costs, avoidance of possible future rent increases, flexibility in using and modifying the facility, improved financial and operating stability, and a greater sense of permanence from owning that should help to attract additional business and to recruit and retain employees to support our long-term operating and financial success.

We will fund the purchase of the equity ownership by (a) assuming the current owner’s existing debt on the facility of RMB215 million (about $34.5 million) having an eight year maturity and a current annual interest rate of 7.2%, (b) RMB100 million (about $16.0 million) from our existing cash balances, and (c) approximately RMB225 million (about $36.1 million) from borrowings under our existing short-term credit facilities and from medium-term credit facilities currently being negotiated.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

The currently leased facility has an area of approximately 43,200 square meters and can host up to 4,000 seats. The facility, replacing four existing rented office buildings, will be used as our company headquarters and will help accommodate the growth of our business and the higher number of employees, especially IT employees serving clients in Beijing. The building is located within the Zhongguancun Software Park in northwest Beijing.

Further information about the lease, facility, and lessor can be found on numbered page 47 of the Form 20-F that iSoftStone filed with the U.S Securities and Exchange Commission on April 24, 2013. That document is available online from the SEC or from www.isoftstone.com in the Investors section under SEC Filings.

Outlook for the second quarter 2013 and year 2013

For the second quarter 2013, iSoftStone expects to achieve the following targets:

•	Net revenues for the second quarter 2013 to be at least $108 million.

•	Net income for the second quarter 2013 to be at least $4.8 million.

•	Non-GAAP net income for the second quarter 2013 to be at least $8 million.

•

Non-GAAP diluted earnings per ADS for the second quarter 2013 to be at least $0.14, assuming 59 million average ADSs will be outstanding in the second quarter 2013. One ADS represents 10 ordinary shares.

For the year 2013, iSoftStone expects to achieve the following targets:

•	Net revenues in 2013 to be at least $467 million.

•	Net income in 2013 to be at least $28 million.

•	Non-GAAP net income in 2013 to be at least $41 million.

•	Non-GAAP diluted earnings per ADS in 2013 to be at least $0.68, assuming 60 million average ADSs will be outstanding in 2013. One ADS represents 10 ordinary shares.

The above quarterly and annual outlook for net income reflects an estimated effective income tax rate of 15% and the contractual allocation of all ISST profits to iSoftStone in 2013.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, and changes in fair value of contingent consideration in business combinations.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income, and diluted earnings per ADS) excludes share-based compensation, changes in fair value of contingent consideration in connection with business combination, and amortization of intangible assets from acquisitions. For reconciliations of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

Conference Call on May 17, 2013

iSoftStone will host an earnings conference call and live webcast covering its first quarter 2013 financial results on May 17, 2013 at 8:00 a.m. Eastern Daylight Time (New York), which is also 8:00 p.m. in Beijing and Hong Kong on May 17.

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004

U.K. toll-free	080 8234 6646

Norway toll-free	8001 0719

Netherlands toll-free	0800 022 1931

China toll-free mobile	400 620 8038

China toll-free land line	800 819 0121

Hong Kong local	852 2475 0994

Hong Kong toll-free	800 930 346

U.S. toll	1 718 354 1231

International toll	+65 6723 9381

Conference ID	5365 6505

Participant password	ISS

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

A live and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes before the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available about two hours after the conclusion of the conference call through 11:59 p.m. Eastern Daylight Time on May 24, 2013. The dial-in details for the telephone replay are:

U.S. toll-free	1 855 452 5696

United Kingdom toll-free	0 808 234 0072

China toll-free mobile	400 120 0932

China toll-free land line	800 870 0205

Hong Kong toll-free	800 963 117

Singapore toll-free	800 616 2305

Japan toll-free	012 095 9034

International toll	+61 2 8199 0299

U.S. New York toll	1 646 254 3697

Conference ID	5365 6505

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the first quarter 2013, our financial outlook for the second quarter and year 2013, the planned acquisition our headquarters and IT operations building in Beijing and the continued success of our strategy (including the success of our focus on optimizing business mix, expanding key verticals, improving operational efficiencies and boosting capabilities in emerging technologies and domain expertise, and improving profit margin and operating cash flow), and our ability to make continued long-term investments, particularly in light of a challenging global economic environment and slowdown of the China and global economy.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter 2013 are preliminary, unaudited, and subject to audit adjustment. Our planned purchase of our Beijing headquarters and IT operations building is subject to various conditions and may not close when planned or at all and we may not achieve lower immediate and long-term costs of ownership versus leasing. In addition, we may not meet our financial outlook for the second quarter and year 2013, continue to execute our strategy, including expanding our business drivers, focusing on cash flow and margin improvement, and investing in technical competencies and domain expertise to support future growth, or otherwise grow our business in the manner planned, successfully complete planned acquisitions, strategic investments or joint ventures or recognize the anticipated benefits of our acquisitions, strategic investments or joint venture, on a timely basis or at all. Our clients may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2012 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 24, 2013, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our second quarter 2013 and year 2013 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

Mr. Victor Kuo

vkuo@christensenir.com

Beijing +86 10 5826 4939

www.isoftstone.com

Source: iSoftStone Holdings Limited

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months
	ended March 31,
	2012	2013
Revenues	87,772	96,168
Business tax	(1,423)	(298)

Net revenues	86,349	95,870
Cost of revenues	(58,568)	(65,006)

Gross profit	27,781	30,864
Operating expenses:
General and administrative expenses	(14,645)	(16,694)
Selling and marketing expenses	(7,944)	(7,487)
Research and development expenses	(856)	(2,245)

Total operating expenses	(23,445)	(26,426)
Changes in fair value of contingent consideration in connection with business combination	(399)	(105)
Other expense, net	(61)	(52)
Government subsidies	216	142

Income from operations	4,092	4,423
Interest income	375	330
Interest expense	(287)	(1,249)

Income before provision for income taxes and loss in equity method investments, net of income taxes	4,180	3,504
Income taxes expense	(702)	(297)

Income after income taxes before loss in equity method investments, net of income taxes	3,478	3,207
Loss in equity method investments, net of income taxes	(149)	(206)

Net income	3,329	3,001

Less: Net income (loss) attributable to noncontrolling interest	41	(94)

Net income attributable to iSoftStone Holdings Limited	3,288	3,095

Earnings per share (In US$)
Basic	0.01	0.01
Diluted	0.01	0.01
Earnings per ADS (In US$)
Basic	0.06	0.05
Diluted	0.06	0.05
Weighted average shares (In thousands)
Basic	558,629	568,646
Diluted	591,248	579,452

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months
	ended March 31,
	2012	2013
Net income	3,329	3,001
Other comprehensive income, net of tax of nil
Changes in cumulative foreign currency translation adjustment	(590)	788

Comprehensive income	2,739	3,789
Less: comprehensive income (loss) attributed to the noncontrolling interest	40	(86)

Comprehensive income attributed to iSoftStone Holdings Limited	2,699	3,875

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31	March 31
	2012	2013
Cash	116,597	99,945
Restricted cash	8,743	9,114
Accounts receivable, net of allowance	202,202	219,259
Other current assets	19,772	22,928

Total current assets	347,314	351,246
Property and equipment	67,768	68,907
Land use right	3,202	3,193
Intangible assets	5,945	5,268
Goodwill	26,983	27,003
Other non-current assets	15,298	25,810

Total assets	466,510	481,427

Accounts payable	21,895	22,494
Deferred revenue	9,693	8,987
Short-term borrowings	54,012	59,010
Other current liabilities	43,878	46,003

Total current liabilities	129,478	136,494
Other non-current liabilities	4,048	2,117

Total liabilities	133,526	138,611

Shareholders’ equity (Note a)	330,073	335,966
Noncontrolling interest	2,911	6,850

Total liabilities and shareholders’ equity	466,510	481,427

Note a:

As of March 31, 2013, the number of ordinary shares issued and outstanding was 570,395,847.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months
	ended March 31,
	2012	2013
Cash flows from operating activities:
Net income	3,329	3,001
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	3,039	1,908
Depreciation and amortization of property and equipment	2,237	2,647
Amortization of intangible assets	634	688
Amortization of land use right	18	18
(Recovery) provision of allowance for doubtful accounts	(61)	54
Loss on equity method investments	149	206
Loss on disposal of property and equipment	45	35
Changes in fair value of contingent consideration in connection with business combinations	399	105
Changes in operating assets and liabilities:
Accounts receivable	(18,596)	(16,528)
Other assets	(4,981)	(3,012)
Accounts payable	(3,926)	(4,698)
Other liabilities	(1,430)	(1,757)

Net cash used in operating activities	(19,144)	(17,333)
Cash flows from investing activities:
Purchase of property and equipment	(5,488)	(6,958)
Restricted cash	(2,351)	(372)

Net cash used in investing activities	(7,839)	(7,330)
Cash flows from financing activities:
Proceeds from exercise of options	1,569	110
Proceeds from short term borrowings	1,585	6,428
Payment of short term borrowings	(1,585)	(1,607)
Deferred and contingent consideration paid for business acquisitions	(3,783)	(1,120)
Capital contribution from noncontrolling interest shareholder	436	4,025

Net cash used in financing activities	(1,778)	7,836
Effect of exchange rate changes	(563)	175

Net decrease in cash	(29,324)	(16,652)
Cash at beginning of period	101,196	116,597

Cash at end of period	71,872	99,945

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended March 31, 2012				ended March 31, 2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(23,445)	3,346	(a)	(20,099)	(26,426)	2,242	(c)	(24,184)
Income from operations	4,092	4,016	(a)(b)	8,108	4,423	2,599	(c)(d)	7,022
Net income	3,329	4,016	(a)(b)	7,345	3,001	2,599	(c)(d)	5,600

Notes:

(a)	Adjustments to exclude share-based compensation of $2,920 and amortization of intangible assets from acquisitions of $426 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $119, amortization of intangible assets from acquisitions of $152, and changes in fair value of contingent consideration connection with business combinations of $399 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $1,787 and amortization of intangible assets from acquisitions of $455 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $121, amortization of intangible assets arising from acquisitions of $131, and changes in fair value of contingent consideration in connection with business combinations of $105 from the unaudited condensed consolidated statements.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months ended March 31, 2012			Three months ended March 31, 2013
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	591,248	—	591,248	579,452	—	579,452
Diluted earnings per share (in US$)	0.01		0.01	0.01		0.01
Diluted earnings per ADS (in US$)	0.06		0.12	0.05		0.10

Note:

(a)	In the earning release for the fourth quarter 2012, we estimated 58.5 million average ADSs or 585 million shares would be outstanding in the first quarter 2013. The difference from the estimate to the actual number of 579.5 million shares was primarily due to the delay of new option grants and the smaller impact of existing stock options resulting from a lower stock price than our original estimates.